                       SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                                  ------------

                                   SCHEDULE TO

                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                   RESOURCES ACCRUED MORTGAGE INVESTORS 2 L.P.
                   -------------------------------------------
                        (Name of Subject Company (Issuer)

                             BIGHORN ASSOCIATES LLC
                    PRESIDIO CAPITAL INVESTMENT COMPANY, LLC
                    ----------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            LIMITED PARTNERSHIP UNITS
                            -------------------------
                           (Title of Class Securities)

                                      None
                    ----------------------------------------
                       (CUSIP Number of Class Securities)

                          -----------------------------

                                MICHAEL L. ASHNER
                             BIGHORN ASSOCIATES LLC
                               5 CAMBRIDGE CENTER
                                    9TH FLOOR
                               CAMBRIDGE, MA 02142
                                 (617) 234-9000
                                  -------------
                                    Copy To:
                              MARK I. FISHER, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*    $6,030,000       Amount of Filing Fee       $1,206
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 67,000 units of limited partnership interest of the subject partnership for $90 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

|X|  Check the box if any part of the fee is offset as provided by Rule 0- 11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $1,206         Filing Party:  Bighorn Associates LLC
                        ------------------              ------------------------
Form or Registration No.:   Schedule TO    Date Filed:    January 17, 2001
                          ----------------            --------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                             TENDER OFFER STATEMENT

         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed on January 17, 2001 by Bighorn Associates LLC (the "Purchaser") and Presidio Capital Investment Company, LLC ("PCIC, and collectively, with the Purchaser, the "Bidders") relating to an offer to purchase units of limited partnership interest ("Units") of Resources Accrued Mortgage Investors 2 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 17, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer") to include the information set forth below. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         Item 3 is hereby supplemented as follows:

              This statement on Schedule TO is being filed by the Purchaser and PCIC. PCIC indirectly controls the Partnership's general partners.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 7 is hereby supplemented as follows:

              The section of the Offer to Purchase entitled "Section 12. Source of Funds" is hereby amended by adding the following sentence to the end of the section:

              "We have no alternative financing arrangements or alternative financing plans and we do not expect to borrow any funds to consummate the offer."

ITEM 11  ADDITIONAL INFORMATION.

         Item 11 is hereby supplemented as follows:

              The second-to-last paragraph of the section of the Offer to Purchase entitled "Section 13. Background of the Offer" is hereby amended by inserting the following two sentences immediately prior to the last sentence of the paragraph:

              "In addition, according to Partnership Spectrum, between October 1, 2000 and November 30, 2000, there were 19 reported trades in the secondary market (for a total of 2,276 units) which were made at between a high of $77.00 per unit and a low of $73.00 per unit, with a weighted average price of approximately $74.77 per unit. Partnership Spectrum compiles its secondary trading data from information provided by several firms involved in the secondary market for limited partnership units."

              The section of the Offer to Purchase entitled "Section 14. Conditions of the Offer" is hereby amended by moving the last paragraph of the section to the end of the first paragraph of the section.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BIGHORN ASSOCIATES LLC

                                       By: Presidio Capital Investment
                                           Company, LLC, member

                                       By /s/ David King
                                          ----------------
                                          David King
                                          President

                                       PRESIDIO CAPITAL INVESTMENT
                                       COMPANY, LLC

                                       By /s/ David King
                                          ----------------
                                          David King
                                          President

Dated:  February 1, 2001